FMI Funds	Quarterly Review – March 31, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Focus Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks capital appreciation through investments in stocks of		Altera Corp.		4.0%
companies of all sizes, including small- to mid-capitalization		Kennametal Inc.		3.6%
U.S. companies.		PartnerRe Ltd.		3.2%
		Kohl's Corp.		3.1%
		Arrow Electronics, Inc.		3.0%
Manager - The FMI Focus Fund (the "Fund") is advised by		Molex Inc. Cl A		2.9%
Fiduciary Management, Inc. of Milwaukee and sub-advised by		Associated Banc-Corp		2.6%
Broadview Advisors, LLC. Both firms are 100% employee		Omniture, Inc.		2.1%
owned.		Cintas Corp.		2.0%
		Sapient Corp.		2.0%
Investment Professionals - Richard E. Lane, CFA and
Glenn Primack of Broadview Advisors, LLC are primarily		Portfolio Characteristics
responsible for the day-to-day management of the Fund.		Weighted average market cap		$2.5 billion
		Median market cap		$1.4 billion
Strategy - The Fund invests in stocks of companies of all sizes,		P/E ratio (forward 4 quarters)		15.7x
but primarily invests in small- to mid-capitalization (i.e., less than		Estimated L-T earnings growth rate		12.8%
$5.0 billion of market capitalization) companies, which have		Number of holdings		73
substantial capital appreciation potential. Many of these
companies have little or no following by the major stock		Top Ten Sectors
brokerage firms. We look for stocks of businesses that are			Cash & Cash
selling at what we believe are substantial discounts to prices		All Others	Equivalents	Finance
that accurately reflect their future earnings prospects. The Fund		9.8%	7.4%	13.4%
takes a "focused" approach to investing, meaning the Fund		Health
conducts extensive research (i.e. focuses) on each prospective		Technology		Electronic
investment before purchasing.		4.1%		Technology
		Industrial		11.9%
		Services
		5.1%		Producer
Fund Information		Commercial		Manufacturing
Inception Date	12/16/1996	Services		9.1%
Net Assets	$295.4 million	7.4%
Net Asset Value	$15.44			Technology
Expense Ratio	1.52%	Process		Services
Ticker	FMIOX	Industries		8.5%
		7.4%	Retail Trade	Distribution
			7.9%	Services
				8.0%

Performance	Q1 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-7.71%	-29.00%	-11.54%	-3.62%	6.90%	12.91%
Russell 2000 Index¹	-14.95%	-37.50%	-16.80%	-5.24%	1.93%	2.86%
Russell 2000 Growth Index²	-9.74%	-36.36%	-16.20%	-5.37%	-1.60%	-0.22%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Your research team at Broadview Advisors is very busy adding attractive, long-term ideas to the portfolio. To use a sports analogy, the offseason work ethic often determines the success of the following season. Clearly, we are in the offseason for investing, but this is precisely the time to be "working" the portfolio, positioning it for the incipient upturn!

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2 The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

FMI Funds	Quarterly Review – March 31, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Large Cap Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
The Fund seeks long-term capital appreciation through the		Bank of New York Mellon Corp.		5.5%
purchase of a limited number of large capitalization value		Cintas Corp.		4.9%
stocks.		United Parcel Service, Inc. Cl B		4.8%
		BP PLC - SP-ADR		4.8%
Manager - The FMI Large Cap Fund (the "Fund") is managed		Berkshire Hathaway Inc. Cl B		4.3%
by Fiduciary Management, Inc. ("FMI") of Milwaukee,		Grainger (W.W.), Inc.		4.3%
Wisconsin. FMI, founded in 1980, manages approximately		McGraw-Hill Companies, Inc.		4.2%
$4.3 billion in private accounts, pensions, Taft-Hartley accounts,		Wal-Mart Stores, Inc.		4.1%
endowments and mutual funds. FMI is 100% employee owned.		Diageo PLC - SP-ADR		4.1%
		Best Buy Co., Inc.		4.0%
Investment Professionals – All investment decisions are made
by a team of investment professionals representing the Adviser,		Portfolio Characteristics
any of whom may make recommendations subject to the final		Weighted average market cap		$41.8 billion
approval of Ted D. Kellner or Patrick J. English.		Median market cap		$17.7 billion
		P/E ratio (forward 4 quarters)		11.7x
Strategy - The Fund buys good businesses at value prices.		Estimated L-T earnings growth rate		10.0%
Some of the characteristics of good businesses may include		Return on equity (ROE)		20.0%
high recurring revenue and attractive returns-on-invested		Number of holdings		27
capital. A strong orientation to low absolute or relative valuation
is key to the execution of the investment strategy. The		Top Ten Sectors
FMI Large Cap Fund holds approximately 20-30 stocks, with		All Others	Cash & Cash
most major industry groups represented. It is a non-diversified		8.7%	Equivalents	Electronic
investment company; please see the prospectus for further		Energy Minerals	4.3%	Technology
details. Many studies show the benefits of diversification drop		4.8%		13.0%
dramatically after ten stocks; nevertheless, we still expect the		Transportation		Finance
Fund to be somewhat more volatile than a typical large cap		4.8%		12.0%
value fund.		Producer
		Manufacturing		Distribution
		6.2%		Services
Fund Information				11.6%
Inception Date	12/31/2001	Technology
Net Assets	$1413.6 million	Services
Net Asset Value	$10.10	7.3%		Commercial
Expense Ratio	1.00%	Consumer Non-		Services
Ticker	FMIHX	Durables	Retail Trade	11.3%
		7.9%	8.1%

Performance	Q1 2009	One Year	Three Years	Five Years	Since Inception
Fund	-8.51%	-29.24%	-7.94%	-0.04%	2.13%
S&P 500¹	-11.01%	-38.09%	-13.05%	-4.76%	-3.05%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The market dropped precipitously in the quarter, but rebounded significantly in late March. The economy is still performing poorly, but stocks remain at attractive levels for long-term investors.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S & P’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.